EXHIBIT 99.2

COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

	IFRS
		Year Ended October 31

(in millions of Canadian dollars, except for ratios)	2018	2017	2016	2015	2014	2013	2012

EXCLUDING INTEREST ON DEPOSITS

Fixed Charges

Interest expensed and capitalized (excluding deposits) (1)	$622	$1,936	$1,606	$1,669	$1,743	$1,881	$2,183

Estimated interest within rental expense	22	$88	136	129	116	130	139

Preferred dividend requirement (2)	-	-	3	26	54	54	54
Total Fixed Charges	$644	$2,024	$1,745	$1,824	$1,913	$2,065	$2,376

Preferred Dividends Requirement (Parent Entity) (3)	$80	$229	$186	$142	$145	$152	$166
Total Fixed Charges and Preferred Dividends	$724	$2,253	$1,931	$1,966	$2,058	$2,217	$2,542

Earnings

Income from continuing operations before income taxes (4)	$1,735	$6,646	$5,732	$5,341	$5,236	$5,250	$5,030

Adjusted for: Earnings and distributions related to equity investees	(23)	(56)	110	(129)	(53)	(155)	(148)

Fixed Charges (excluding preferred dividend requirement)	644	2,024	1,742	1,798	1,859	2,011	2,322
Earnings	$2,357	$8,614	$7,584	$7,010	$7,042	$7,106	$7,204

Ratio of Earnings to Fixed Charges, excluding interest on deposits	3.66	4.26	4.35	3.84	3.68	3.44	3.03

Ratio of Earnings to Fixed Charges and Preferred Dividends, excluding interest on deposits	3.25	3.82	3.93	3.57	3.42	3.21	2.83

INCLUDING INTEREST ON DEPOSITS

Fixed Charges

Interest expensed and capitalized (including deposits) (1)	$1,823	$5,851	$4,658	$4,424	$4,608	$4,608	$4,854

Estimated interest within rental expense	22	88	136	129	116	130	139

Preferred dividend requirement (2)	-	-	3	26	54	54	54
Total Fixed Charges	$1,845	$5,939	$4,797	$4,579	$4,778	$4,792	$5,047

Preferred Dividends Requirement (Parent Entity) (3)	$80	$229	$186	$142	$145	$152	$166
Total Fixed Charges and Preferred Dividends	$1,925	$6,168	$4,983	$4,721	$4,923	$4,944	$5,213

Earnings

Income from continuing operations before income taxes (4)	$1,735	$6,646	$5,732	$5,341	$5,236	$5,250	$5,030

Adjusted for: Earnings and distributions related to equity investees	(23)	(56)	110	(129)	(53)	(155)	(148)

Fixed Charges (excluding preferred dividend requirement)	1,845	5,939	4,794	4,553	4,724	4,738	4,993
Earnings	$3,558	$12,529	$10,636	$9,765	$9,907	$9,833	$9,875

Ratio of Earnings to Fixed Charges, including interest on deposits	1.93	2.11	2.22	2.13	2.07	2.05	1.96

Ratio of Earnings to Fixed Charges and Preferred Dividends, including interest on deposits	1.85	2.03	2.13	2.07	2.01	1.99	1.89
(1)	Includes amortization of debt issuance costs.
(2)	Represents pre-tax earnings required to pay preferred dividends of consolidated subsidiaries.
(3)	Represents pre-tax earnings required to pay preferred dividends by the parent entity.
(4)	Adjusted for capitalized interest.